Growth Stalk Holdings Corporation

11991 North Highway 99

Seminole, Oklahoma 74868

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D. C. 20549

Attn: Daniel Crawford

November 14, 2022

Re:	Growth Stalk Holdings Corporation (the “Company”)
Post Qualification Amendment No. 1 to Offering Statement on Form 1-A Filed on September 6, 2022 File No. 024-11847 SEC Comment Letter dated September 14, 2022

Dear Sir or Madam:

Please find below our responses to the Commission’s September 14, 2022 Comment Letter regarding the above-referenced Post Qualification Amendment Number 1 to the Company’s Offering Statement on Form 1-A. Growth Stalk Holdings Corp is referred to herein as the “Company”, “we”, or “us”.

Response to Comment 1

Form 1-A POS filed September 6, 2022

1-A: Item 2 Issuer Eligibility, page 1

1.	Please be advised that the Company has filed all delinquent reports, specifically the Forms 10-Q for the periods ending March 31, 2022 (filed on November 7, 2022) and June 30, 2022 (filed on November 14, 2022). The Company respectfully requests that the Division of Corporation Finance proceed with its review of the Form 1-A POS.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding the foregoing maters.

Sincerely yours,

By:	/s/ Joseph Babiak
Joseph Babiak, Chief Executive Officer